VIVOS INC.

Laura Crotty

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington DC 20549

September 13, 2021

Re:	Vivos Inc.
Offering Statement on Form 1-A
File No. 024-11627

Dear Ms. Crotty:

On behalf of Vivos Inc. I hereby request qualification of the above-referenced offering statement at 4:00 PM Eastern time on September 15, 2021, or as soon thereafter as is practicable.

Upon grant of our request to accelerate qualification, we would appreciate your communicating with Mr. Daniel Rumsey, of Disclosure Law Group, a Professional Corporation, via telephone at (619) 272-7062, to confirm the exact time at which the Offering Statement was declared effective.

Sincerely,

/s/ Michael K. Korenko
Michael K. Korenko
President and Chief Executive Officer
Vivos Inc.

719 JADWIN AVENUE ● RICHLAND, WASHINGTON 99352